1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

December 26, 2018

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

Files No. 033-12113, 811-05028

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 320 (“PEA 320”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 439 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on October 19, 2018. PEA 320 was filed to register Institutional Class shares of the PIMCO Gurtin California Municipal Intermediate Value Fund, PIMCO Gurtin California Municipal Opportunistic Value Fund, PIMCO Gurtin National Municipal Intermediate Value Fund and PIMCO Gurtin National Municipal Opportunistic Value Fund, each a new series of the Registrant. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 320. All references to “Fund” or “Funds” refer only to series of the Registrant included in PEA 320, unless noted otherwise.

Prospectus

Comment 1: For each Fund, disclose which entities may terminate the Fee Waiver Agreement described in footnote 1 to the fee table and the circumstances under which the Fee Waiver Agreement may be terminated. Add this disclosure to footnote 1. See Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant notes that under the terms of the Fee Waiver Agreement, only the Registrant and Pacific Investment Management Company LLC (“PIMCO”), the Funds’ investment adviser, may terminate the Fee Waiver Agreement, and the current disclosure notes PIMCO’s ability to terminate the agreement and the circumstances under which PIMCO may terminate. In

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accordance with General Instruction (C)(1) of Form N-1A, as the Fee Waiver Agreement is beneficial to the Funds, the Registrant does not believe that disclosing its ability to terminate the agreement would be helpful to investors and could result in investor confusion. Accordingly, the Registrant respectfully declines to revise the relevant disclosure at this time.

Comment 2: For each Fund, confirm that the Fee Waiver Agreement described in footnote 1 to the fee table will be filed as an exhibit to the registration statement.

Response: The Registrant confirms that the Fee Waiver Agreement described in footnote 1 to the fee table will be filed as an exhibit to the Funds’ registration statement.

Comment 3: For each Fund, confirm that the date of the Fee Waiver Agreement described in footnote 1 to the fee table will be at least one year from the effective date of the registration statement. See Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant confirms that the date of the Fee Waiver Agreement described in footnote 1 to each Fund’s fee table will be at least one year from the effective date of the registration statement.

Comment 4: For each Fund, disclose PIMCO’s ability to recoup fees waived pursuant to the Fee Waiver Agreement described in footnote 1 to the fee table and briefly describe the conditions under which PIMCO may recoup such waived fees. Disclose that recoupment is only permitted for up to three years from the time of the waiver and clarify that such recoupment will not cause the Fund’s total expenses to exceed the annual expense limit that (1) was in place at the time the amount being recouped was originally waived and (2) is currently in place. Add this disclosure to footnote 1.

Response: The Registrant notes that PIMCO may not recoup any fees waived for any Fund pursuant to the Fee Waiver Agreement described in footnote 1 of each Fund’s fee table. The Registrant will modify footnote 1 to include a statement that, “PIMCO may not recoup these waivers in future periods.”

Comment 5: For each Fund, if the Fund will invest in municipal securities issued by the Commonwealth of Puerto Rico and its agencies and instrumentalities as a principal investment strategy, disclose this fact in the Fund’s principal investment strategies and disclose the corresponding risks in the Fund’s principal risks. See IM Guidance Update 2016-02.

Response: The Registrant confirms that no Fund expects to invest in municipal securities issued by the Commonwealth of Puerto Rico and its agencies and instrumentalities as a principal investment strategy.

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Comments 6 and 7: (6) For each Fund, add disclosure to the principal investment strategies that clarifies that Gurtin’s credit quality analysis could differ from that of an external credit rating agency and, as a result, the Fund could invest in instruments rated below investment grade by an external credit rating agency.

(7) In the discussion of credit quality in each Fund’s principal investment strategies, the Fund discloses that the “Fund will only invest in instruments that . . . [Gurtin] has determined . . . to be of at least equivalent quality as obligations that are rated in the Baa rating category or above by [Moody’s] or in the BBB rating category or above by [S&P] or [Fitch].” Revise to say “Fund will only invest in instruments that . . . [Gurtin] has determined are investment grade.”

Response to Comments 6 and 7: The Registrant will revise the disclosure for each Fund as follows:

The Fund will only invest in instruments that meet its internal credit quality standards at the time of purchase (i.e., instruments that Gurtin Municipal Bond Management (“Gurtin”), the Fund’s sub-adviser, has determined, irrespective of any assigned rating by an external credit rating agency or whether a rating is assigned, to be of investment grade quality ~~at least equivalent quality as obligations that are rated in the Baa rating category or above by Moody’s Investors Services, Inc. (“Moody’s”) or in the BBB rating category or above by Standard & Poor’s Rating Services (“S&P”) or Fitch, Inc. (“Fitch”)~~. Although ratings by credit rating agencies may be considered, Gurtin primarily relies on its internal research and the ratings it assigns to particular obligors of municipal obligations when assessing an obligor’s credit quality. As a result, it is possible that the Fund could invest in instruments that Gurtin considers investment grade that are rated below investment grade by an external credit rating agency.

Comment 8: In each Fund’s principal investment strategies, it is disclosed that the Fund may engage in short sales. For each Fund, disclose in the principal investment strategies the purpose of the Fund’s use of short sales and explain such purpose supplementally in your response.

Response: No Fund currently expects to engage in short sales as a principal investment strategy, and accordingly, each Fund has removed this disclosure in the principal investment strategies and principal risks.

Comment 9: For each Fund, confirm that the estimated dividend and interest expense of the Fund’s short sales is reflected in the fee table.

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Response: No Fund currently expects to engage in short sales. To the extent that a Fund engages in short sales in the future, the Fund would reflect the related dividend and interest expense in the fee table, to the extent such expense is required to be reflected in the fee table by Form N-1A.

Comment 10: Each Fund discloses in its principal investment strategies that it may invest more than 25% of its net assets in municipal securities the principal and interest payments of which are paid by obligors located in a single state. For each Fund, if the Fund expects to invest more than 25% of its net assets in municipal securities for which the principal and interest payments are paid by obligors located in a single state (other than California for the PIMCO Gurtin California Municipal Intermediate Value Fund and PIMCO Gurtin California Municipal Opportunistic Value Fund), please identify the state in the Fund’s principal investment strategies and provide corresponding risk disclosure in the Fund’s principal risks.

Response: The Registrant confirms that no Fund has a principal investment strategy to invest more than 25% of its net assets in municipal securities the principal and interest payments of which are paid by obligors located in a specific single state (other than with respect to California for the PIMCO Gurtin California Municipal Intermediate Value Fund and PIMCO Gurtin California Municipal Opportunistic Value Fund). From time to time, a Fund may invest more than 25% of its net assets in municipal securities the principal and interest payments of which are paid by obligors located in a single state; however, such exposure would be incidental to the construction of the Fund’s investment portfolio and not a reflection of a principal investment strategy. Accordingly, no disclosure changes are necessary.

Comment 11: For each Fund, given the number of principal risks listed, confirm that all disclosed principal risks are in fact principal risks of investing in the Fund. If any risks are not principal risks of investing in the Fund, move such risks out of the summary section and to another section of the statutory prospectus.

Response: The Registrant has reviewed the principal risks of each Fund and has removed short exposure risk as a principal risk for each Fund (corresponding to the removal of short sale disclosure in the principal investment strategies, as discussed in the response to Comment 8). The Registrant confirms that each other principal risk listed in each Fund’s summary section is a principal risk of investing in the respective Fund.

Comment 12: For the PIMCO Gurtin California Municipal Intermediate Value Fund and PIMCO Gurtin California Municipal Opportunistic Value Fund, in each Fund Summary—Principal Risks section, add more detail to the California and Single State Municipal Securities Risk about the specific risks of investing in California Municipal Bonds.

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Response: The Registrant respectfully notes that the following disclosure included in the Description of Principal Risks – California and Single State Municipal Securities Risk sufficiently discloses additional detail about the specific risks of investing in California Municipal Bonds and believes that this section is the appropriate portion of the prospectus for such disclosure:

The Funds’ investments are therefore more vulnerable to events affecting a single state than investments of a Fund that invests in the municipal securities of a number of different states. The Funds’ investments could be adversely affected by events limited to a single state, such as local or state legislation affecting a single state’s municipalities or issuers, local or state changes in taxation of municipal securities, political changes, litigation against the State, or the effects of natural catastrophes more common in a single state than in other states, such as, in the case of a state like California, earthquakes or fires. Unfavorable developments in any economic sector may have far-reaching ramifications on the overall single state’s municipal market.

The Registrant further notes that the Investment Objectives and Policies—Municipal Bonds—California section of the Funds’ SAI includes substantial additional information about political, economic and regulatory developments affecting the ability of California tax-exempt issuers/obligors to pay interest or repay principal. Accordingly, the Registrant respectfully declines to add more detail to the summary section principal risk disclosure concerning California and Single State Municipal Securities Risk about the specific risks of investing in California Municipal Bonds.

Comment 13: For each Fund, as there is no limit on average portfolio duration, add a numerical example to the Fund Summary—Principal Risks—Interest Rate Risk disclosure describing the effect of a 1% increase in interest rates on a portfolio with a 10-year average duration.

Response: The Registrant notes that similar information is provided in the Characteristics and Risks of Securities and Investment Techniques—Duration section, which states, in part:

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates that incorporates a security’s yield, coupon, final maturity and call features, among other characteristics. The longer a security’s duration, the more sensitive it will be to changes in interest rates. Similarly, a fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. By way of example, the price of a bond fund with an average duration of eight years would be expected to fall approximately 8% if interest rates rose by one percentage point. Similarly, the price of a bond fund with an average duration of fifteen years would be expected

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to fall approximately 15% if interest rates rose by one percentage point. Conversely, the price of a bond fund with an average duration of negative three years would be expected to rise approximately 3% if interest rates rose by one percentage point.

Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

Comment 14: In the Summary of Other Important Information Regarding Fund Shares—Purchase and Sale of Fund Shares section, it is disclosed that “Shares of the Fund are generally available for investment by clients of financial planners and registered investment advisers and a limited number of certain other investors, each as approved from time to time by Gurtin. All investments are subject to approval by Gurtin.” The Staff believes that the level of discretion indicated by this disclosure is inappropriate. Revise the disclosure to describe the specific circumstances under which Gurtin will exercise its discretion to refuse to approve new investments.

In addition, move this disclosure, and the following paragraph regarding limiting new purchases of the PIMCO Gurtin National Municipal Opportunistic Value Fund and PIMCO Gurtin California Municipal Opportunistic Value Fund, out of the summary section and into the statutory prospectus. See the first full paragraph on page 4 of IM Guidance Update 2014-08.

Response: At the Staff’s request, the noted disclosure has been removed from the summary section. Additionally, the Registrant has revised the comparable disclosure in the Purchases, Redemptions and Exchanges—Eligibility section as follows:

The Funds are generally available for investment by clients of financial planners and registered investment advisers and a limited number of certain other investors, each as approved from time to time by Gurtin. . . . All investments are subject to approval by Gurtin consistent with Gurtin’s views on the availability of desirable portfolio investments at any given time as driven by the market.

Comment 15: In the Management of the Funds—Sub-Adviser section, disclose Gurtin’s advisory experience.
See Item 10(a)(1)(i) of Form N-1A.

Response: The Registrant will revise the disclosure as follows:

PIMCO has engaged Gurtin Fixed Income Management, LLC (d/b/a/ Gurtin Municipal Bond Management (“Gurtin”)), a Delaware limited liability company, to serve as sub-adviser to the Funds. Gurtin is located at 440 Stevens Avenue, Suite 260, Solana Beach, CA 92075. Gurtin, an investment adviser specializing in

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municipal securities investing, was founded in 2008 and acquired by PIMCO on January 2, 2019. As sub-adviser to the Funds, Gurtin is responsible for providing, subject to the supervision of PIMCO, investment advisory services to each Fund including the management of each Fund’s investment portfolio.

Comment 16: Confirm that the expense limitation agreement described in the Management of the Funds—Expense Limitation Agreement section will only be disclosed in a Fund’s summary section fee table if the Fund’s expenses are actually high enough such that amounts are waived or reimbursed by PIMCO pursuant to the expense limitation agreement.

Response: The Registrant confirms that the expense limitation agreement will only be disclosed in in a Fund’s summary section fee table if the Fund’s expenses are actually high enough such that amounts are waived or reimbursed by PIMCO pursuant to the expense limitation agreement.

Comment 17: In the first sentence of the Characteristics and Risks of Securities and Investment Techniques—Temporary Defensive Positions section, replace “when PIMCO or Gurtin deems it appropriate to do so” with “in attempting to respond to adverse market, economic, political, or other conditions.” See Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: In response to the Staff’s comment, Registrant will revise the disclosure as follows: “For temporary defensive purposes, each Fund may invest without limit in U.S. debt securities, including taxable securities and short-term money market securities~~, when PIMCO or Gurtin deems it appropriate to do so~~ in attempting to respond to adverse market, economic, political, or other conditions, as determined by PIMCO or Gurtin. When a Fund engages in such strategies, it may not achieve its investment objective.”

Comment 18: The first two sentences of the Characteristics and Risks of Securities and Investment Techniques—Changes in Investment Objectives and Policies section appear to be inconsistent. Please revise.

Response: Comment accepted. The second sentence will be deleted.

Statement of Additional Information

Comment 19: A SAI must be dated with a single date that is approximately the effective date of the registration statement. On the cover page, delete the reference to “as supplemented [ ]” and confirm that the date used approximates the effective date of the registration statement. See Rule 423 under the 1933 Act and General Instruction (C)(3)(e) of Form N-1A.

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Response: The Registrant’s response, set forth below, is substantially identical to the response provided to a similar comment to several prior post-effective amendments filed by various PIMCO-advised registrants.

The Registrant acknowledges the Staff’s request to date any prospectuses and SAIs included in post-effective amendments to its registration statement as of the date the amendment will become effective. As noted above, the sole purpose of PEA 320 was to register Institutional Class shares of four new series of the Registrant. In lieu of creating a standalone SAI solely for Institutional Class shares of four new series of the Registrant, the Registrant updated the existing multi-series, multi-class SAI for the new Funds, dated July 30, 2018, to add the four new series. The definitive post-effective amendment for this purpose will be effective on January 2, 2019 (“future filing”). Just as in PEA 320, the SAI in the future filing will include a number of other series of the Registrant in addition to the four new Funds for which PEA 320 was filed, and PEA 320 was filed, and the future filing will be filed, under the new series and class identifiers for Institutional Class shares of the four new Funds only, not all of the other series and classes that were included in the SAI within PEA 320 and that will be included in the future filing. This was done for administrative convenience in recognition of the fact that the Registrant always intended to offer the new Funds, together with other Funds of the Registrant, in the existing July 30, 2018 SAI, not in a new standalone SAI dated January 2, 2019.

An alternative approach would have been to draft and file a new standalone SAI solely for the four new Funds via post-effective amendment dated January 2, 2019, and immediately supersede that filing with a 497 filing incorporating the newly effective four Funds within the existing July 30, 2018 SAI with a dating convention of “July 30, 2018 (as supplemented January 2, 2019).” In other words, the alternative approach would involve creating two different SAIs, one of which would be used solely for the future filing and then discarded, and the other used for a subsequent 497 filing and actual delivery to shareholders. We respectfully assert that such alternative approach would have created substantial administrative burdens and costs for no discernible benefit, solely to ensure that the SAI within the future filing was dated in technical conformance with Rule 423. For these reasons, we respectfully submit that the dating convention to be used in the future filing of “July 30, 2018 (as supplemented January 2, 2019)” will be appropriate.

Comment 20: In the Investment Objectives and Policies—Bank Obligations section, the SAI states, in relevant part:

Subject to the Trust’s limitation on concentration of no more than 25% of its total assets in the securities of issuers in a particular industry, as described in the “Investment Restrictions” section below, there is no limitation on the amount of a Fund’s assets which may be invested in obligations of foreign banks which meet the conditions set forth herein.

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Revise this disclosure to state that a Fund may not invest more than 25% of its assets in foreign bank obligations.

Response: The Registrant’s response, set forth below, is substantially similar to the responses provided to Staff comments on the Registrant’s and other PIMCO-advised registrants’ post-effective amendments.1

Each foreign bank obligation is assigned an industry classification at the time of purchase by a Fund. While there is no pre-set percentage limitation on a Fund’s ability to acquire foreign bank obligations, no Fund will invest more than 25% of its assets in foreign bank obligations that are part of a particular industry. This standard is consistent with the Funds’ concentration policy, which provides that a Fund may not concentrate its investments “in a particular industry.” Accordingly, the Registrant believes the disclosure is accurate as is.

At the time of investment, the Funds review each security for industry testing using the primary SIC code assigned to the security, which is the same industry classification methodology that was suggested by the Staff in Guide 19 to Form N-1A.2 Foreign bank obligations may be assigned different SIC codes (e.g., SIC codes 6021, 6022, 6029, etc.), which would permit a Fund to potentially invest more than 25% of its assets in foreign bank obligations in the aggregate, so long as the Fund does not concentrate “in a particular industry” as defined by the SIC codes. In other words, the Funds’ concentration policy does not restrict a Fund from investing more than 25% of its assets in a “group of industries” as suggested by the Staff’s comment, only from doing so “in a particular industry.” This distinction is consistent with prior SEC guidance.3

[1]

See Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on PIMCO Equity Series Post-Effective Amendment No. 35, at comment 14 (June 9, 2015); Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 284, at comment 19 (Aug. 11, 2016).

[2]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

[3]

Guide 19 states, “It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should…specify in the prospectus the industry or group of industries in which it will concentrate.…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

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The Registrant confirms that it has considered the reasonableness of its industry classifications that results from use of the SIC codes for purposes of assigning instruments to particular industries. Among the reasons for using the SIC codes for this purpose is the Staff’s own guidance in Guide 19 to Form N-1A, wherein the Staff said:

In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports With the Securities and Exchange Commission (the “Directory”) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

Importantly, the Directory uses the SIC codes for purposes of industry classifications, and the Registrant’s approach is entirely consistent with Guide 19’s statement that “[a] registrant may refer to the Directory” for industry classification purposes. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

Comment 21: In the Investment Objectives and Policies—Loans and Other Indebtedness, Loan Participations and Assignments section, the SAI states, in relevant part:

In the case of loan participations where a bank or other lending institution serves as a financial intermediary between a Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the corporate borrower, the Fund will treat both the lending bank or other lending institution and the corporate borrower as “issuers” for purposes of a Fund’s policy with respect to diversification under Fundamental Investment Restriction 2 below in accordance with written guidance from the staff of the SEC.

Revise this disclosure to state that, under these circumstances, the Fund will also consider both the lending bank or other lending institution and the corporate borrower for purposes of a Fund’s policy with respect to concentration (Fundamental Investment Restriction 1). See Pilgrim Prime Rate Trust, SEC Staff Denial of No-Action Letter (Jun. 29, 1989).

Response: The Registrant respectfully submits that it is not aware of any published guidance from the Staff that requires registrants to treat both the lending bank or other lending institution and the borrower as “issuers” for purposes of industry concentration requirements under the 1940 Act. When a Fund acquires a loan participation, it does so to gain exposure to the underlying borrower and not to the financial intermediary involved in the loan participation. The value of a loan participation changes largely in response to changes in interest rates and the underlying borrower’s credit quality and relatively little, if at all, in response to factors affecting the industry of which the

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financial intermediary is a part (i.e., the prospect for a loan participation to generate income or appreciate in the future, or to decline in value, is typically affected little, if at all, by the financial intermediary’s industry). Accordingly, the Registrant does not believe that a loan participation should be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by a Fund in the equity or debt securities of the financial intermediary.

Comment 22: The Investment Objectives and Policies—Derivative Instruments—Options on Securities and Indexes section states, in relevant part:

For a call option on an index, the option is covered if a Fund maintains with its custodian liquid assets in an amount equal to the Fund’s net obligation under the option.

Please either revise this disclosure to state that the amount segregated as “cover” will not be less than the value of the index underlying the call option, or explain supplementally how the approach to coverage described in the above disclosure is consistent with applicable law and guidance. See Dreyfus Strategic Investing & Dreyfus Strategic Income, SEC Staff No-Action Letter (June 22, 1987) (“Dreyfus Letter”).

Response: In the Dreyfus Letter, the Staff stated that a fund may satisfy its segregation obligations with respect to sales of call options by segregating “cash or certain liquid assets that, when added to the amounts deposited . . . as margin, equal the market value of the instruments . . . underlying the . . . call options.” Writing a call option on an index involves the Fund collecting the contract price for the option in exchange for the obligation to deliver the exercise settlement amount when the option purchaser exercises the option. The market value of a call option on an index that is out-of-the-money (i.e., where the reported level of the underlying index is below the exercise price of the call option) is $0; that is, where the level of the underlying index is below the exercise price of the call option, the Fund does not have any practical obligation under the option contract. The Registrant notes that a written out-of-the money call option does not involve leveraging or Fund indebtedness, and therefore should not raise senior security concerns that would require cover. As such, there is no practical reason for a Fund to segregate the exercise price of an index option when the option is out-of-the money, nor is it required by the Dreyfus Letter (which requires segregating “cash or certain liquid assets that, when added to the amounts deposited . . .. as margin, equal the market value of the instruments . . . underlying the . . . call optio[n]”). Each Fund segregates or “earmarks” assets determined to be liquid by PIMCO in accordance with procedures established by the Registrant’s Board of Trustees in an amount equal to the exercise settlement value of the written call option on an index (minus any collateral deposited with a broker-dealer or other financial institution). The Registrant’s coverage practices with regard to written call options on an index are consistent with the practice of segregating or “earmarking” a Fund’s daily mark-to-market net obligation under the option contract.

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Comment 23: The Investment Objectives and Policies—Derivative Instruments—Swap Agreements and Options on Swap Agreements section states, in relevant part:

In connection with credit default swaps in which a Fund is the seller, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).

Please either: (1) delete “(minus any amounts owed to the Fund)” from this statement as the Fund should segregate/earmark liquid assets of the Fund with a value at least equal to the full notional value of the swap, and delete “or enter into offsetting positions” from this statement as it is the Staff’s position that a Fund should not cover a credit default swap (either as buyer or seller) using offsetting positions; or (2) explain supplementally how the approach to coverage described in the above disclosure is consistent with applicable law and guidance.

Response: The Registrant believes that the Funds’ asset coverage policies, including the policies stated with respect to credit default swap transactions, are reasonable and consistent with the principles underlying prior SEC and Staff guidance with respect to Section 18 of the 1940 Act. In connection with credit default swaps in which the Fund is selling protection, as noted by the Staff, the Fund will segregate or “earmark” liquid assets with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).

The Registrant notes that, to its knowledge, there has been no guidance published by the SEC or the Staff setting forth a specific asset coverage approach for credit default swaps. With respect to asset segregation practices more generally, the SEC acknowledged in its December 2015 rule proposal with respect to the use of derivatives by open-end funds that industry asset segregation practices for certain types of derivatives have developed over time, often predicated on Staff no-action letters and other Staff guidance.4 However, the SEC has previously noted that, for certain derivative instruments, the SEC and Staff have not provided any guidance with respect to appropriate asset coverage practices.5

[4]	See Use of Derivatives by Registered Investment Companies and Business Development Companies, SEC Release No. IC-31933 (Dec. 11, 2015) (the “Derivatives Rule Proposal”).

[5]

See Use of Derivatives by Investment Companies under the Investment Company Act of 1940, SEC Rel. No. IC-29776 (Aug. 31, 2011) (“Concept Release”). The Concept Release notes that “[c]ertain swaps, for example, that settle in cash on a net basis, appear to be treated by many funds as requiring segregation of an amount of assets equal to the fund’s daily mark-to-market liability, if any.” Id. In addition, the SEC specifically sought comment as to whether credit default swaps, or some subset thereof, are generally covered based on the notional amount, mark-to-market value, or some other measure.

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In Investment Company Act Release No. 10666 and subsequent Staff no-action letters, the SEC stated that, in order for a fund to avoid senior security concerns under Section 18, the fund must either (i) segregate assets or (ii) enter into offsetting transactions that, among other things, “assure the availability of adequate funds to meet the obligations arising from such activities”6 As a seller of protection in a credit default swap, depending on the terms of the contract, if the specified credit event occurs, a Fund would be required to pay its counterparty either: (i) the par or other agreed-upon value of a reference instrument (less any accrued but unpaid amounts owed to the Fund) in exchange for delivery of the reference instrument in the case of a physical delivery contract; or (ii) a net settlement amount based on the difference between the notional amount of the contract (less any accrued but unpaid amount owed to the Fund) and the market value of the reference instrument in the case of a cash-settled contract. In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no credit event has occurred.

The Registrant confirms that the Funds’ current policy with respect to credit default swaps requires a Fund to segregate the full notional amount of the payment obligations under a credit default swap that must be paid upon the occurrence of a credit event. Notwithstanding the response above, the Registrant will revise the SAI disclosure to delete reference to “or enter into offsetting positions.” Accordingly, the Registrant believes its disclosure regarding asset segregation for credit default swaps is consistent with the 1940 Act and relevant SEC and Staff guidance.

Comment 24: The disclosure following the Investment Restrictions—Non-Fundamental Investment Restrictions states, in relevant part:

Similarly, Municipal Bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Funds’ industry concentration restrictions.

Revise to make clear that this exception applies to tax-exempt municipal bonds only. See IC Rel. No 9785 (May 31, 1977).

Response: The defined term “Municipal Bonds” is defined in the SAI to mean “investments, the income of which is exempt from federal income tax.” However, the SEC and the Staff have previously advised that governments and their political subdivisions are not members of any

[6]	Investment Company Act Release No. 10666 (Apr. 18, 1979).

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industry.7 Accordingly, the Registrant treats all municipal bonds issued by governments and their political subdivisions, both tax-exempt and taxable, as not subject to the Funds’ concentration policy because such municipal bonds are issued by issuers not part of any industry. As the Registrant’s position is consistent with SEC and Staff guidance on this issue, the Registrant has retained the disclosure as is.

Comment 25: The disclosure following the Investment Restrictions—Non-Fundamental Investment Restrictions states, in relevant part:

With respect to investments in Underlying PIMCO Funds by the PIMCO All Asset Fund, PIMCO All Asset All Authority Fund, PIMCO Emerging Markets Full Spectrum Bond Fund, PIMCO Global Multi-Asset Fund, PIMCO Inflation Response Multi-Asset Fund and the PIMCO REALPATH® Funds, the Trust takes the position that investments in Underlying PIMCO Funds are not considered an investment in a particular industry, and portfolio securities held by an Underlying PIMCO Fund in which these Funds may invest are not considered to be securities purchased by these Funds for purposes of the Trust’s policy on concentration.

Revise this statement to reflect the Staff’s view that funds of funds (and their investment adviser) must consider the stated concentration policy of any underlying fund in which the fund of funds invests for purposes of calculating the fund of funds’ compliance with its concentration policy.

Response: The Registrant’s response, set forth below, is substantially similar to the responses provided to the same Staff comments on other PIMCO-advised registrant’s filings.

The Funds of Funds disclose that they do not treat Underlying PIMCO Funds as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior SEC guidance.8 Specifically, the SEC’s Guide 19 stated “[a] registrant . .. . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with SEC guidance

[7]

See Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013) (The Staff “recognize[s] that some funds disclose that their concentration policies exclude securities issued by governments or political subdivisions of governments, as the Division has stated that these issuers are not members of any industry.”) (emphasis added). See also Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977) (“IC Release 9785”) (governments or political subdivisions of governments are not members of any industry).

[8]	Guide 19.

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on industry classification, we believe the disclosure is appropriate as is. To the extent a Fund of Funds makes direct investments in securities and instruments not issued by other investment companies, the Fund of Funds will consider the industries to which such direct investments belong for purposes of applying the Fund of Funds’ concentration policy. Also, to the extent an Underlying PIMCO Fund (e.g., the PIMCO Preferred and Capital Securities Fund) has adopted a policy to concentrate in a particular industry, the Fund of Funds will take such policy into account to the extent they invest in such Underlying PIMCO Fund.

Comment 26: Add disclosure that a Fund will look through a private activity municipal debt security whose principal and interest payments come principally from the assets and revenues of a non-governmental entity in order to determine the industry of such investment for purposes of compliance with the concentration policy.

Response: IC Release 9785 states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” (emphasis added). To the extent that a Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy. This approach is consistent with the Funds’ disclosures regarding the treatment of Municipal Bonds for purposes of the Funds’ industry concentration restrictions (as noted in comment 24, the Funds disclose that “Municipal Bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Funds’ industry concentration restrictions”). As such, the Registrant respectfully declines to add additional disclosure on this point.

Comment 27: Disclose the fee rate to be paid to Gurtin pursuant to the sub-advisory agreement with Gurtin.
See Item 19(a)(3) of Form N-1A, which requires, with respect to each investment adviser, disclosure of “[t]he method of calculating the advisory fee payable by the Fund”.

Response: In consideration of the Staff’s comment, the Registrant has reviewed the Advisory Fee Rates table and has determined not to incorporate revisions at this time. Item 19(a)(3) of Form N-1A requires the disclosure of “the advisory fee payable by the Fund”. As disclosed in the SAI, the sub-adviser is paid by PIMCO, thus such fees are not payable by the Fund.

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Part C

Comment 28: Confirm that the sub-advisory agreement with Gurtin will be filed as an exhibit to the registration statement.

Response: The Registrant confirms that the sub-advisory agreement with Gurtin will be filed as an exhibit to the Funds’ registration statement.

*                     *                    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP